EXHIBIT 99.1

SharpLink Gaming Names Brian Bennett as

Chief Financial Officer

MINNEAPOLIS – (GLOBE NEWSWIRE) – August 16, 2021 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced the appointment of Brian Bennett, CPA as the Company’s new Chief Financial Officer, effective today, August 16, 2021. Bennett succeeds Christian Peterson, who has served as SharpLink’s Interim CFO and Vice President, Finance since the Company’s business was founded in April 2019.

Reporting directly to SharpLink CEO Robert Phythian, Bennett brings the Company over a decade of finance and accounting experience in public and private manufacturing, technology and rate-regulated companies.

Phythian stated, “On behalf of the Board of Directors and the entire SharpLink team, I would like to express our deepest appreciation to Christian for his tremendous and much valued efforts on our Company’s behalf over the past two years – and more recently for his tireless dedication to completing the merger with Mer Telemanagement Solutions and successfully navigating the Nasdaq-listing process. Looking ahead, we are pleased to welcome Brian to SharpLink’s executive leadership team as our new CFO and fully expect that he will play a measurable role in the future growth of our Company.”

Prior to joining SharpLink, Bennett served as Executive Director of Finance for Cirrus Aircraft, a global leader in personal aviation. From 2014 through 2018, he worked at ALLETE, Inc. (NYSE: ALE), a diversified energy company, beginning first as Supervisor of Financial Reporting before rising to Assistant Controller. Bennett began his professional career in public accounting at RSM, LLP where he was an Assurance Manager. Throughout his career, he has led acquisition and integration efforts in public and private companies with transaction values ranging from $10 million to $250 million. A Certified Public Accountant, Bennett graduated from the University of Minnesota – Duluth with a Bachelor’s degree in Accounting.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

FOR INVESTOR RELATIONS:
SharpLink Gaming, Inc.
Dodi Handy, Director of Communications
Tel: 407-960-4636
Email: ir@sharplink.com

FOR MEDIA RELATIONS:

Hot Paper Lantern
Michael Adorno, Vice President, Communications
Phone: 212-931-6143
Email: madorno@hotpaperlantern.com